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Exhibit 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

	Years Ended December 31,
	2012		2011		2010	2009	2008
	(in thousands, except ratio amounts)
Pre-tax income (loss) from continuing operations		$33,689		$24,953	$(65,803)	$(93,977)	$(41,878)
Income from equity investees		(1,877)		(1,169)	(757)	(386)	(1,383)
Distributions received from equity investees		4,800		—	960	—	—
Fixed charges		79,161		75,471	106,603	96,350	94,309
Amortization of capitalized interest		—		—	—	—	—
Capitalized interest		—		—	—	—	—

Total earnings		$115,773		$99,255	$41,003	$1,987	$51,048

Interest expense(1)		$10,358		$9,005	$25,653	$15,440	$13,801
Estimated interest within rent expense(2)		68,803		66,466	80,950	80,910	80,508
Capitalized interest		—		—	—	—	—

Total fixed charges		$79,161		$75,471	$106,603	$96,350	$94,309

Ratio of earnings to fixed charges		1.46		1.32	—	—	—

Deficiency of earnings available to cover fixed charges	$	N/A	$	N/A	$(65,600)	$(94,363)	$(43,261)

(1)
Includes interest expense and amortization of premiums, discounts and capitalized expenses related to indebtedness.

(2)
Estimated interest within rent expense includes one-third of rental expense, which approximates the interest component of operating leases.

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  Exhibit 12.1
Statement of Computation of Ratio of Earnings to Fixed Charges